Exhibit h(3)

                          DOMINI SOCIAL INVESTMENTS LLC
                             536 Broadway, 7th Floor
                            New York, New York 10012

                           Dated as of April 29, 2005

Domini Social Investment Trust
c/o Domini Social Investments LLC
536 Broadway, 7th Floor
New York, New York  10012

         Re:  Sponsorship Agreement
              ---------------------

Ladies and Gentlemen:

         Reference is hereby made to that certain Sponsorship Agreement, dated as of October 22, 1997 (such agreement, as amended and in effect from time to time, the "Sponsorship Agreement"), by and between Domini Social Investment
Trust (formerly known as Domini Social Equity Fund) (the "Trust") and Domini
Social Investments LLC ("DSI" or the "Sponsor").

         The Trust and the Sponsor hereby agree that Section 3 of the
Sponsorship Agreement is hereby amended to read as follows:

                  3. Compensation of the Sponsor. For the services to be
         rendered and facilities provided by the Sponsor hereunder, the Trust shall pay DSI a fee accrued daily and payable monthly as specified on the Schedule A which is attached hereto and made a part of this
         Agreement. Such compensation shall be paid to DSI at the end of each month, and calculated by applying a daily rate, based on the annual percentage rates as specified on the attached Schedule A, to the assets. The fee calculation shall be based on the Trust's average daily net assets for the Trust's then-current fiscal year. If DSI serves as the Sponsor for less than the whole of any period specified in this
         Section 3, the compensation to DSI, as Sponsor, shall be prorated. For purposes of computing the fees payable to the Sponsor hereunder, the value of the Trust's net assets shall be computed in the manner specified in the Trust's then-current prospectus(es) and statement(s)
         of additional information.

         The Schedule A attached hereto is hereby added as Schedule A to the
Sponsorship Agreement.

         This letter agreement is a contract under seal and shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.
This letter agreement may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same instrument. In proving this letter agreement it

                                      -2-

shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought.

                                   Sincerely,

                                   DOMINI SOCIAL INVESTMENTS LLC

                                   By: /s/ Amy L. Domini
                                       ---------------------------------
                                      Title: Manager

Accepted and Agreed:

DOMINI SOCIAL INVESTMENT TRUST
(FORMERLY KNOWN AS DOMINI SOCIAL EQUITY FUND)

By: /s/ Carole M. Laible
    ------------------------------
   Title: Treasurer

                                                                      SCHEDULE A
                                                                      ----------

Pursuant to Section 3, Domini Social Investment Trust, on behalf of the Domini
Social Equity Fund and each other series of the Trust for which this Agreement is approved, shall pay the Sponsor compensation at the following annual rates:

              0.50% of the first $1.5 billion of net assets managed
               0.49% of the next $1 billion of net assets managed
              0.48% of net assets managed in excess of $2.5 billion